Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

November 26, 2008

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed November 7, 2008 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 7, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 5 to the Company’s Registration Statement on Form S-1 (“Amendment No. 5”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1/A

Cover Page

1.
We note that you have not included a bona fide price range for this offering and instead, you are selling the shares of common stock offered under this registration statement at the market price. Please supplementally provide us with a detailed analysis as to why you believe there is a sufficient trading market for your common stock in order to offer and sell your common stock without a bona fide price range pursuant to Item 501 (b)(3) of Regulation S-K. Absent a market price, disclosing that the shares would be sold at market does not satisfy this Item requirement. Please include in this analysis a statement of the average trading volume of your stock over the past week, month, 3 month and 6 month periods.

Ms. Jennifer Riegel
Securities and Exchange Commission
November 26, 2008

Response: We discussed this comment with the representative of the underwriters. Based upon those discussions, although the underwriters believe a legitimate market for the shares currently exists to support an at-the-market offering, we have revised the registration statement to re-price the offering within a range of between $5.00 and $7.00 per share. The gross proceeds will remain at $15,000,000. The disclosures in the prospectus have been revised throughout to reflect the insertion of a range, and the disclosure has been tailored to reflect the mid point of the range at $6.00.

2.
It appears from your disclosure on the filing cover page that there are 351,563 shares in the underwriter’s over- allotment option. Accordingly, please revise your disclosure throughout the filing to so indicate.

Response: We have revised our disclosures accordingly throughout Amendment No. 5.

Use of Proceeds, page 23

3.
We note that you disclose that the public offering price of the common stock offered under this registration statement will be based on the closing market price of the stock immediately prior to the closing of the offering. Please indicate the order of priority of your use of proceeds and discuss your plans if your market price drops and substantially less than the maximum proceeds are obtained. See instruction 1 to Item 504 of Regulation S-K.

Response: As discussed in our response to the Staff’s comment 1 above, the registration statement has been revised to reflect a range of $5.00 to $7.00. Further, throughout the prospectus, including the “Use of Proceeds” section, we have used the mid point price of $6.00 to revise the disclosure. The amount of gross proceeds is not anticipated to change and will remain at $15,000,000, regardless of the actual per share offering price.

Management’s Discussion and Analysis of Financial Condition And Results of Operations, page 44

Critical Accounting Policies, page 44

Accounts Receivable, page 45

Ms. Jennifer Riegel
Securities and Exchange Commission
November 26, 2008

4.	We have reviewed your response to our prior comment number five and ask that you revise your disclosure to include the following information:

•	Quantify the normal credit terms extended to your customers, and how that timeframe changed during the periods presented, as discussed in your response;
•	Disclose the aging of your accounts receivable; and
•	State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is ultimately written off

Response: We have revised our disclosure accordingly, as reflected on page 46 of Amendment No. 5.

Liquidity, page 53

Nine Months Period Ended September 30, 2008, page 53

5.
Please elaborate on your explanation of material changes in financial statement line items, such as inventory, accounts receivable and deposits and prepaid expenses. Provide quantitative disclosures about the source of such changes.

Response: We have revised our disclosure accordingly, as reflected on page 55 of Amendment No. 5.

Underwriting and Plan of Distribution, page 66

Foreign Regulatory Restrictions on Purchase of the Common Stock, page 69

6.	Please revise your disclosure in this section to clarify that you are offering shares of common stock, not units.

Response: We have revised our disclosure accordingly, as reflected on pages 72-74 of Amendment No. 5.

Exhibits

7.
It appears that you have filed as Exhibit 10.6 the form of 12- month lock up agreement filed with the Form S-1/A on November 7, 2008. The lock- up agreement is with Jesup & Lamont Securities Corp and is for a period of 12 months. This is not consistent with your description of the lock-up agreement on page 67. Please revise to file the correct agreement accordingly.

Ms. Jennifer Riegel
Securities and Exchange Commission
November 26, 2008

Response: We have filed as Exhibit 10.6 to Amendment No. 5 a revised lock-up agreement reflecting a lock-up period of 6 months.

* * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP

/s/ Francis Chen

Francis Chen, Esq.